LMS Medical Systems Inc.

For Immediate Release

LMS YTD REVENUE INCREASES 80% TO $2.85 MILLION

REALIZED CONTRACTS FOR 2007 INCREASE 134%

TO $5.85 MILLION FROM $2.50 MILLION IN 2006

Montreal, Quebec, June 12, 2007 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today reported its audited financial results for the fiscal year ended March 31, 2007. All amounts are in Canadian dollars.

Annual revenues increased 80% to $2.85 million from $1.58 million in 2006. Comparative quarterly revenue for Q4 2007 increased to $1.44 million from $262,000. In addition, orders signed though not completed due to client availability or timely recognition of revenue represented an additional $0.9 million or total realized contracts of $2.34 million for Q4. The backlog of signed and recurring contracts in Q4 2007 increased by 26% to $4.40 million from $3.50 million reported in Q3. The continued increase in revenues is a reflection of new hospital installations completed during Q4, as well as related recurring maintenance and technical revenues, which continue to grow as a result of an increasing client base.

The net loss for the year was in line with expectations at $9.31 million ($0.50 per share) compared to $9.41 million ($0.57 per share) in 2006. Revenue growth of $1.27 million was offset somewhat by higher direct costs of 0.2 million. In addition, in anticipation of new revenue opportunities, sales and marketing expenses were increased by $0.54 million. Other net increases in expenses and a reduction in investment tax credits of $0.2 million accounted for the balance of the change.

Cash, cash equivalents and short-term investments held to maturity, as at March 31, 2007 totaled $3.46 million compared to $5.58 million as at March 31, 2006. The decrease of $2.12 million is explained by our loss of $9.31 million reduced by noncash items of $1.43 million, inflows from financing activities of $6.06 million, and outflows from capital spending and debt repayment of $0.25 million. In addition, at March 31, 2007 LMS had additional $1.95 million of liquidities consisting of contractual backlog receivables and deferred revenues, which are not recognized under generally accepted principles in the March 31, 2007 financial statements, but represent additional liquidity for LMS, as the deferred revenue liability related to these items is a non-cash item, which will be settled by delivery of LMS software products and services, in the normal course of operations.

With a robust pipeline of products, LMS has been focusing its efforts in 2007 on the expansion of its sales and distribution network and growth of its revenues. During the past year, LMS has achieved the following accomplishments:

•	Attained record revenues of $2.85 million, an increase of 80% over 2006.
•	Tripled the order backlog to $4.40 million from $1.40 million at the end of 2006.
•	Realized a 134% increase in total new contracts of $5.85 million, including recorded revenues and new backlog, compared to $2.50 million in 2006.
•	Sustained the value of identified sales opportunities at $25 million, while increasing the order backlog.
•	Completed private placements generating $6.05 million in net cash proceeds.
•	Tripled the number of new client installations to 27 from 9 in 2006, bringing the total installed base to 56 client sites.
•	Completed its first hospital group win, having been selected by IASIS Healthcare LLC, to install CALM CIS at 12 facilities providing obstetrical services in five US states.
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Fulfilled the programming phase of the interoperability components for the private label OB solution under development with McKesson. Completion of the software bridge enables a seamless flow of administrative and clinical information between the LMS system and hospital information management systems. Quality assurance on the application is currently being carried out, early field implementation being followed immediately by release to the marketplace.

Business Outlook and Guidance

As previously announced, LMS anticipates that revenue and backlog growth will continue due to following factors:

•	LMS’ growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.
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Increases in revenues related to the CALM Clinical Information System and our risk management tools are anticipated pending the release of interoperability components for a private branded product developed in conjunction with McKesson where commercial availability of this product is scheduled for this summer.

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As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

•	Additional revenues are expected from the commercial release of CALM Patterns this year.
•	New products and business alliances are being pursued to develop additional market opportunities thereby extending the reach of LMS’ existing line of software and risk management tools.

An expanded Management’s Discussion and Analysis for 2007, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with Company’s regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward -looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty o f acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer LMS Medical Systems Inc. Tel: (514) 488-3461 Ext. 238 Fax: (514) 488-1880 yves@lmsmedical.com / www.lmsmedical.com	David Gordon / Grant Howard The Howard Group Inc. Toll Free: 1-888-221-0915 info@howardgroupinc.com www.howardgroupinc.com